August 22, 2022

VIA EDGAR

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Tonya K. Aldave

Susan Block

Rolf Sundwall

Mark Brunhofer

Re:         Skyward Specialty Insurance Group, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

CIK No. 0001519449

Submitted July 8, 2022

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Skyward Specialty Insurance Group, Inc. (the “Company”) in response to a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted on July 8, 2022 (the “Draft Registration Statement”), as provided orally to us on or about July 22, 2022 (the “Oral Comment”).

Set forth below is the Company’s response to the Staff’s Oral Comment. For reference purposes, the text of the Staff’s Oral Comment is reproduced in bold below, followed by the Company’s response to the Oral Comment.

Additionally, the Company confidentially submitted Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) on August 19, 2022, which reflects revisions in response to the Oral Comment and certain other updates.

Amendment No. 2 to Draft Registration Statement on Form S-1

Reinsurance, page 72

1.	We note your response to prior comment 2 and reissue in part. Please revise to disclose as you stated in response that in the case of property lines, the company purchases catastrophic cover that limits losses to $10.0M. And in your response you indicate that in instances where a loss ratio cap or an aggregate level of loss cover is in place, specifically excess casualty, professional lines, surety, and workers’ compensation and as noted above property catastrophic, the Company purchases to a modeled loss 1:250-year PML event, please also quantify those loss ratio caps or aggregate level of loss cover in place to the extent practicable or advised.

Company Response: In response to the Staff’s Oral Comment, the Company has revised its disclosures on pages 72 and 105 of Amendment No. 3 to disclose that the catastrophe loss protection is purchased up to $25.0 million in excess of $10.0 million retention, which provides cover for a 1:250-year probable maximum loss event, in connection with its property line of business.

Further, the Company submits that the reinsurance coverage in place is a complex structure with different types of coverages (quota share, excess of loss and facultative) that, when presented together, would be impracticable to disclose in a readable manner that is understandable and useful for an investor for each of the excess casualty, professional lines, surety, and workers’ compensation and property catastrophic lines. The Company believes that the disclosure, as presented, is consistent with industry practice and provides investors with sufficient information with respect to the Company’s risks.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (858) 677-1471 or patrick.omalley@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Patrick J. O’Malley

Patrick J. O’Malley

Enclosures:

cc:	Andrew Robinson, Chief Executive Officer
Mark Haushill, EVP and Chief Financial Officer
Leslie Shaunty, General Counsel
Skyward Specialty Insurance Group, Inc.

Patrick J. O’Malley
DLA Piper LLP (US)

Erika L. Weinberg
Latham & Watkins LLP